Mail Stop 3561

November 28, 2006

Mr. Robert P. Ingle
Chief Executive Officer
Ingles Markets, Incorporated
P. O. Box 6676
Asheville, North Carolina 28816

> **Re:** **Ingles Markets, Incorporated**
> **Form 10-K for the Fiscal Year Ended September 24, 2005**
> **Filed December 8, 2005**
>
> **Form 10-Q for the Fiscal Quarter Ended June 24, 2006**
> **Filed July 31, 2006**
>
> **File No. 0-14706**

Dear Mr. Ingle:

We have completed our review of the above filings and have no further comment at this time.

Sincerely,

Michael Moran
Accounting Branch Chief